# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Commercial Vehicle Group, Inc., CIK 0001290900
CUSIP: 202608105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 7800 WALTON PARKWAY, NEW ALBANY, Ohio (OH), 43054
Date of event which requires filing of this statement: 02/05/2026
Filed by CIK 0001998785
Persons authorized to receive notices and communications: ARI B. LEVY, LAKEVIEW OPPORTUNITY FUND, LLC, 444 W. Lake Street, Suite 1900, Chicago, Illinois (IL), 60606, 312-245-2910; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Lakeview Opportunity Fund LLC (CIK 0001998785): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,265,752; sole dispositive power 0; shared dispositive power 3,265,752; aggregate amount beneficially owned 3,265,752 (8.9% of the class)
- Lakeview Opportunity Fund GP, LLC (CIK 0002076954): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,265,752; sole dispositive power 0; shared dispositive power 3,265,752; aggregate amount beneficially owned 3,265,752 (8.9% of the class)
- LIG Fund Management, LLC (CIK 0002077011): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,265,752; sole dispositive power 0; shared dispositive power 3,265,752; aggregate amount beneficially owned 3,265,752 (8.9% of the class)
- Ari B. Levy (CIK 0001586916): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,265,752; sole dispositive power 0; shared dispositive power 3,265,752; aggregate amount beneficially owned 3,265,752 (8.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Commercial Vehicle Group, Inc.
Address of issuer's principal executive offices: 7800 WALTON PARKWAY, NEW ALBANY, Ohio (OH), 43054
Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lakeview LLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,265,752 Shares beneficially owned by Lakeview LLC is approximately $4,585,213, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On February 5, 2026, the Reporting Persons entered into a Support Agreement (the "Support Agreement") with the Issuer regarding the composition of the Issuer's Board of Directors (the "Board") and certain other matters. The following description of the Support Agreement is qualified in its entirety by reference to the Support Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Support Agreement, the Issuer agreed to increase the size of the Board to seven (7) directors and appoint Ari B. Levy as a director of the Issuer. The Issuer also agreed to (i) nominate Mr. Levy for election at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting") and (ii) appoint Mr. Levy to each of the Audit Committee and the Nominating, Governance and Sustainability Committee of the Board. Pursuant to the terms of the Support Agreement, during the Standstill Period (as defined below), the size of the Board shall not be increased to more than seven (7) directors.

The Support Agreement also provides that if Mr. Levy ceases to be a director at any time prior to the expiration of the Standstill Period, and at such time the Reporting Persons beneficially own in the aggregate a net long position equal to at least the lesser of 4.5% of the Issuer's then-outstanding Shares and 1,652,912 Shares (such lesser amount, the "Minimum Ownership Threshold"), the Reporting Persons shall have the right to recommend a replacement candidate for appointment to the Board.

Pursuant to the terms of the Support Agreement, the Reporting Persons agreed to, among other things, be present for quorum purposes and vote, at any annual or special meeting of stockholders of the Issuer or in connection with any solicitation of stockholder action by written consent (each a "Stockholders Meeting"), (i) for all directors nominated by the Board for election at such Stockholders Meeting, (ii) against any stockholder nominations for directors that are not approved and recommended by the Board for election at any such meeting, (iii) against any proposals or resolutions to remove any member of the Board, (iv) in favor of the appointment of the Issuer's auditor for the ensuing year, (v) in accordance with the Board's recommendation with respect to the Issuer's "say-on-pay" proposal (the "Say-on-Pay Proposal") and, if necessary, any "say-on-pay frequency" proposal in which the Board recommends "say-on-pay" votes occur once every year, and (vi) in accordance with the Board's recommendation with respect to any proposal providing for either a new Equity Incentive Plan or an amendment to the Issuer's current Equity Incentive Plan (collectively, the "EIP Proposal"); provided, however, that in the event Institutional Shareholder Services Inc. ("ISS") recommends otherwise with respect to the Say-on-Pay Proposal or the EIP Proposal, at any such Stockholders Meeting, the Reporting Persons shall be permitted to vote in accordance with the ISS recommendation. Notwithstanding the foregoing, the Support Agreement provides that the Reporting Persons shall be permitted to vote in their discretion on any other proposal to be approved by the Issuer's stockholders at any Stockholders Meeting held during the Standstill Period.

The Support Agreement also includes, among other provisions, certain standstill commitments by the Reporting Persons, which extend until the earlier of (i) the 30th day prior to the advance notice deadline for making director nominations at the Issuer's 2027 annual meeting of stockholders under the Issuer's Amended and Restated Bylaws and (ii) 100 calendar days prior to the first anniversary of the 2026 Annual Meeting, unless the Support Agreement is terminated earlier due to the uncured material breach of a party (the "Standstill Period"). During the Standstill Period, the Reporting Persons agreed not to, among other things and subject to certain exceptions, (i) solicit proxies or written consents of stockholders to vote any Issuer securities, (ii) knowingly encourage, advise or influence any other person or knowingly assist any third party with respect to the giving or withholding of any proxy, (iii) present at any annual meeting or any special meeting of the Issuer's stockholders or through action by written consent any proposal for consideration for action by stockholders or seek the removal of any member of the Board or propose any nominee for election to the Board or seek representation on the Board, (iv) effect or seek to effect, any tender offer or exchange offer, merger, acquisition, reorganization, restructuring, recapitalization, or other business combination involving the Issuer or substantially all of the assets of the Issuer, or (v) acquire cumulative ownership in excess of 14.99% of the outstanding Shares.

The Issuer and the Reporting Persons also made certain customary representations, agreed to mutual non-disparagement provisions, and agreed to issue a mutually agreeable press release announcing certain terms of the Support Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 36,731,381 Shares outstanding, as of November 10, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.

As of the date hereof, Lakeview LLC beneficially owns directly 3,265,752 Shares, representing approximately 8.9% of the outstanding Shares.

Lakeview GP, as the managing member of Lakeview LLC, may be deemed to beneficially own the 3,265,752 Shares owned directly by Lakeview LLC, representing approximately 8.9% of the outstanding Shares. Lakeview Management, as the investment manager of Lakeview LLC, may be deemed to beneficially own the 3,265,752 Shares owned directly by Lakeview LLC, representing approximately 8.9% of the outstanding Shares. Mr. Levy, as the manager of Lakeview GP and Lakeview Management, may be deemed to beneficially own the 3,265,752 Shares owned directly by Lakeview LLC, representing approximately 8.9% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of Lakeview LLC, Lakeview GP, Lakeview Management, and Mr. Levy may be deemed to share the power to vote and dispose of the Shares owned by Lakeview LLC.

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition of the Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 5, 2026, the Reporting Persons entered into the Support Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Support Agreement, dated February 5, 2026, by and among the Issuer and the Reporting Persons (incorporated by reference to Ex. 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 6, 2026).

## Signatures
- Lakeview Opportunity Fund LLC: /s/ Ari B. Levy, Ari B. Levy, Manager of Lakeview Opportunity Fund GP, LLC, its Managing Member (02/09/2026)
- Lakeview Opportunity Fund GP, LLC: /s/ Ari B. Levy, Ari B. Levy, Manager (02/09/2026)
- LIG Fund Management, LLC: /s/ Ari B. Levy, Ari B. Levy, Manager (02/09/2026)
- Ari B. Levy: /s/ Ari B. Levy, Ari B. Levy (02/09/2026)